Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

November 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 30, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Codere Online Luxembourg, S.A. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, with a nominal value of €1.00 per share

Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts